MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and six months ended June 28, 2024 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 28, 2024 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2023 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2023 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended June 28, 2024 and the second quarter of 2024 relate to the 13-week period ended June 28, 2024.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at July 24, 2024 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. As at June 28, 2024, our business is comprised of 32 lumber mills, 15 OSB facilities, 3 renewable energy facilities, 3 plywood facilities, 3 MDF facilities, 2 treated wood facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which we and our people operate, and we believe our renewable building materials that sequester carbon are a natural climate solution and when used to shape our built environment, they can help in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of our operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, new home construction activity in the U.S. is a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.35 million units in June 2024, with permits issued averaging 1.45 million units. U.S. housing starts were 1.41 million units for full year 2023 and 1.55 million units in 2022. In the first half of 2024, new housing construction has shown signs of stabilizing at levels moderately above pre-pandemic levels as consumers continue to manage through an environment of relatively high mortgage rates and housing affordability challenges. Supply of existing homes for sale, which have improved from depressed pandemic levels but remain historically low, and a large cohort of the population entering the typical home buying age demographic are expected to support longer-term core demand for home construction activity. Notwithstanding these factors, should the economy and employment slow more meaningfully, interest rates remain higher for longer or housing prices not adjust sufficiently lower to offset relatively elevated mortgage rates, housing affordability could continue to be adversely impacted, reducing near-term demand for new home construction and thus near-term demand for our wood-based building products.
In the second quarter, demand for our products used in repair and remodelling applications remained subdued, which appears to be contributing to a weaker pricing environment for SYP lumber than for SPF and OSB products. There is a risk that historically low rates of existing home sales and a slowing economy will put further downward pressure on short-term repair and remodelling demand, consistent with near-term industry forecasts for repair and remodelling spending. However, over the medium and longer term, an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand.
Regarding lumber supply fundamentals, several new capacity announcements in the U.S. South in recent years have not translated into a meaningful increase in overall North American supply. Capacity contraction within other key lumber producing regions of North America has contributed to this trend, as have meaningful reductions in production from less competitive mills in the U.S. South, a region that is generally lower cost but is also heterogeneous in terms of mill costs associated with fibre supply, modernization levels and labour reliability. It’s also noteworthy that due to lengthy lumber supply chains, particularly for SPF products being railed from Western Canada, the impact of facility closures in that region can take several weeks or months before the supply effects are realized by the market. Lower demand from offshore markets for North American lumber is also a continuing factor, resulting in more domestically produced lumber remaining in the continent. Imports of lumber from Europe continue to ease from the elevated levels experienced in early 2023. However, should this import trend reverse and imports head materially higher again, the rebalancing of supply and demand for lumber products in North America could experience an even further extended time to recovery.

A number of OSB mill greenfield and re-start projects have been announced in recent years, although meaningful new supply has been slow to come to market. We believe this has largely been a function of extended vendor equipment backlogs and limited contractor availability, coupled with the 18-24 month start-up curves typical of OSB mills. While some of the announced mill projects are apt to be completed and begin production in the near-to-medium term, we continue to see meaningful constraints to significant new available OSB supply over the near term. However, should new OSB supply come to market sooner or production ramp more quickly than is typical for mill start-ups, OSB markets may experience a period of imbalance between supply and demand.
Completion of sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of a fund managed by Atlas Holdings (“Atlas”). The transaction closed on April 20, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions.

QUARTERLY RESULTS

Summary Results ($ millions)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Earnings
Sales	$1,705	$1,627	$3,332	$1,608	$3,235
Cost of products sold	(1,133)	(1,118)	(2,250)	(1,194)	(2,439)
Freight and other distribution costs	(215)	(219)	(435)	(230)	(464)
Export duties, net	(15)	(14)	(30)	(25)	(38)
Amortization	(138)	(138)	(276)	(135)	(273)
Selling, general and administration	(70)	(76)	(146)	(78)	(154)
Equity-based compensation	4	(4)	—	(12)	(14)
Restructuring and impairment charges	(5)	(10)	(16)	(129)	(132)
Operating earnings (loss)	132	48	180	(196)	(281)
Finance income, net	6	9	15	9	16
Other income (expense)	1	(7)	(5)	10	24
Tax recovery (provision)	(34)	(15)	(50)	46	67
Earnings (loss)	$105	$35	$139	$(131)	$(173)

Adjusted EBITDA[1]	$272	$200	$472	$80	$138
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q2-24	Q1-24	Q4-23	Q3-23	Q2-23	Q1-23	Q4-22	Q3-22
Sales	$1,705	$1,627	$1,514	$1,705	$1,608	$1,627	$1,615	$2,088
Earnings (loss)	$105	$35	$(153)	$159	$(131)	$(42)	$(94)	$216
Basic EPS (dollars)	1.29	0.42	(1.87)	1.91	(1.57)	(0.50)	(1.12)	2.50
Diluted EPS (dollars)	1.20	0.42	(1.87)	1.81	(1.57)	(0.52)	(1.13)	2.50
Decreases in sales and earnings through Q2-23 were driven primarily by decreases in lumber and OSB pricing, inventory write-downs, maintenance-related costs and downtime in our pulp segment, and impairment charges. Earnings improved in Q3-23, driven primarily by improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment. Sales and earnings decreased in Q4-23 due primarily to decreases in lumber and OSB pricing, higher export duties, and impairment charges related to announced facility closures and curtailments in our lumber segment. Sales and earnings improved through Q2-24 due primarily to improvements in OSB pricing and lower impairment charges, partially offset by lower lumber pricing.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Sales
Lumber	$616	$600	$1,215	$643	$1,293
Wood chips and other residuals	69	68	137	75	152
Logs and other	12	17	29	10	38
	697	685	1,382	728	1,483
Cost of products sold	(590)	(525)	(1,115)	(547)	(1,143)
Freight and other distribution costs	(106)	(98)	(204)	(105)	(211)
Export duties, net	(15)	(14)	(30)	(25)	(38)
Amortization	(49)	(50)	(99)	(44)	(91)
Selling, general and administration	(37)	(37)	(74)	(41)	(80)
Restructuring and impairment reversal (charges)	1	(12)	(12)	(7)	(9)
Operating loss	$(100)	$(52)	$(152)	$(41)	$(89)

Adjusted EBITDA[1]	$(51)	$10	$(41)	$10	$10

SPF (MMfbm)
Production	746	710	1,457	618	1,307
Shipments	799	705	1,504	685	1,376
SYP (MMfbm)
Production	691	699	1,389	743	1,495
Shipments	705	665	1,369	750	1,516
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales increased from Q1-24 due to higher shipment volumes offset by lower product pricing. Lumber sales decreased versus Q2-23 and YTD-23 due primarily to lower SYP product pricing and shipment volumes, offset in part by higher SPF shipment volumes.
SPF and SYP lumber pricing decreased compared to Q1-24. SYP lumber pricing decreased significantly compared to Q2-23 and YTD-23 while SPF lumber pricing was broadly comparable. The overall price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $45 million compared to Q1-24, a decrease of $61 million compared to Q2-23, and a decrease of $80 million compared to YTD-23.
SPF shipment volumes increased versus all comparative periods due primarily to higher production volumes, discussed further in the section below. SPF shipment volumes increased from Q2-23 and YTD-23 due primarily to the inclusion of our Spray Lake lumber mill in Cochrane, Alberta. At the end of Q2-24, we completed shipping all of the remaining product from our Fraser Lake, B.C. lumber mill, which has now been closed.
SYP shipment volumes increased versus Q1-24. SYP shipment volumes decreased versus Q2-23 and on a year-to-date basis are down 10% versus 2023 due primarily to lower production volumes, discussed further in the section below. In Q1-24, we announced and promptly completed the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and the permanent closure of our Maxville, Florida lumber mill, which reduced our SYP capacity by 270 MMfbm on an annual basis.

The overall volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $5 million compared to Q1-24, an increase of $3 million compared to Q2-23, and a $5 million increase compared to YTD-23.

SPF Sales by Destination	Q2-24		Q1-24		YTD-24		Q2-23		YTD-23
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	466	58%	422	60%	888	59%	455	66%	918	67%
Canada	301	38%	255	36%	556	37%	212	31%	425	31%
Other	32	4%	28	4%	60	4%	18	3%	33	2%
	799		705		1,504		685		1,376
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to Canada increased versus 2023 due primarily to the inclusion of our Spray Lake lumber mill.
Wood chip and other residuals sales were comparable to Q1-24 but decreased versus Q2-23 and YTD-23 due primarily to lower chip pricing, offset in part by higher production volumes. Logs and other revenue decreased compared to Q1-24 and YTD-23 due primarily to lower volumes of logs sold.
Costs and Production
SPF production volumes increased from Q1-24 due primarily to higher operating schedules at certain of our mills, offset in part by the closure of our Fraser Lake, B.C. lumber mill late in the quarter. As noted above, SPF production volumes increased from Q2-23 and YTD-23 due primarily to the inclusion of our Spray Lake sawmill in Cochrane, Alberta. Our Western Canada operations have been less impacted by wildfire related curtailments in 2024, leading to an increase to SPF production year over year.
SYP production volumes decreased versus comparative periods due primarily to production curtailments taken to manage inventory levels and the impacts of the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and permanent closure of our Maxville, Florida lumber mill. This loss of production was partially offset by the ramp up of output from our more modern lower cost facilities.
Costs of products sold increased from Q1-24 due primarily to higher shipment volumes and a $21 million unfavourable impact relating to inventory valuation adjustments, offset in part by lower SPF unit manufacturing costs and SYP log costs. Inventory valuation reserves increased in Q2-24 due to lower product pricing, whereas Q1-24 benefited from a release of inventory valuation reserves.
Cost of products sold versus Q2-23 and YTD-23 were impacted primarily by changes in shipment volumes, significant unfavourable impacts relating to inventory valuation adjustments, and lower SPF log costs and unit manufacturing costs.
Q2-23 and YTD-23 benefited from a significant release of inventory valuation reserves. Log inventory is built up in the northern regions of North America in the first quarter to sustain lumber operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. A large portion of these inventory valuation reserves was released as SPF lumber pricing increased at the end of Q2-23. On the other hand, SPF lumber pricing declined towards the end of Q2-24, creating an additional valuation reserve.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs decreased versus Q2-23 and YTD-23 due primarily to lower B.C. stumpage costs.
SPF unit manufacturing costs decreased versus comparative periods due primarily to higher production in the current period and improved productivity.
SYP log costs decreased versus comparative periods as demand for logs moderated. SYP unit manufacturing costs were broadly comparable to Q1-24. SYP unit manufacturing costs increased from Q2-23 and YTD-23 due primarily to higher labour, repairs and maintenance, and energy costs as well as the impact of selective reductions in hours and shifts across our SYP platform throughout Q2-24.

Freight and other distribution costs generally trended with shipment volumes, with lower freight rates resulting from favourable changes in customer geographic mix.
Export duties expense increased compared to Q1-24 due to higher shipment volumes to the U.S. Export duties expense decreased compared to Q2-23 as a $12 million expense relating to an increase in our estimated rate was recorded in Q2-23. This was offset in part by a higher cash deposit rate and higher shipment volumes to the U.S. Export duties expense decreased compared to YTD-23 due to the impact of the 2023 adjustment to our estimated rate and lower shipment volumes to the U.S., partially offset by a higher cash deposit rate.
The following table reconciles our cash deposits paid during the period to the amounts recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Cash deposits paid[1]	$(15)	$(14)	$(30)	$(13)	$(26)
Adjust to West Fraser Estimated ADD rate[2]	—	—	—	(12)	(12)
Export duties, net	$(15)	$(14)	$(30)	$(25)	$(38)
1.Represents combined CVD and ADD cash deposit rate of 9.25% for January 1, 2024 to June 28, 2024 and 8.25% for January 1, 2023 to June 30, 2023.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 7.06% for Q2-24 and YTD-24 and 9.27% for Q2-23 and YTD-23.
Amortization expense was comparable versus Q1-24. Amortization expense increased compared to Q2-23 and YTD-23 due primarily to the completion of certain capital investments in our U.S. operations and the inclusion of our Spray Lakes lumber mill in Cochrane, Alberta, offset in part by our lumber mill closures.
Selling, general and administration costs were comparable to Q1-24. Selling, general and administration costs decreased compared to Q2-23 and YTD-23 due primarily to changes in the amount of corporate overhead costs allocated to the segment and cost reductions from our lumber mill closures.
Operating earnings for the Lumber Segment decreased by $48 million compared to Q1-24, decreased by $59 million compared to Q2-23, and decreased by $63 million compared to YTD-23 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $61 million compared to Q1-24, decreased by $61 million compared to Q2-23, and decreased by $51 million compared to YTD-23. The following table shows the Adjusted EBITDA variance for the period. The impact of changes relating to our sales of logs, wood chips, and other residuals is included under Other.

Adjusted EBITDA ($ millions)	Q1-24 to Q2-24	Q2-23 to Q2-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$10	$10	$10
Price	(45)	(61)	(80)
Volume	(5)	3	5
Changes in export duties	1	12	11
Changes in costs	12	25	66
Impact of inventory write-downs	(21)	(40)	(41)
Other	(3)	—	(14)
Adjusted EBITDA - current period	$(51)	$(51)	$(41)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate
AR6 POI[1]
January 1, 2023 - June 30, 2023	3.62%
AR7 POI[2]
January 1, 2024 - June 28, 2024	2.19%
1.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR6 POI[1]
January 1, 2023 - June 30, 2023	4.63%	9.27%
AR7 POI[2]
January 1, 2024 - June 28, 2024	7.06%	7.06%
1.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits paid and the export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2023 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Sales
OSB	$660	$550	$1,210	$470	$855
Plywood, LVL and MDF	142	136	279	154	305
Wood chips, logs and other	8	10	19	5	10
	811	697	1,508	629	1,171
Cost of products sold	(397)	(401)	(798)	(394)	(798)
Freight and other distribution costs	(83)	(81)	(164)	(87)	(169)
Amortization	(71)	(71)	(141)	(68)	(137)
Selling, general and administration	(23)	(27)	(50)	(22)	(47)
Restructuring and impairment charges	(1)	—	(1)	—	—
Operating earnings	$236	$117	$353	$58	$20

Adjusted EBITDA[1]	$308	$188	$495	$126	$157

OSB (MMsf 3/8” basis)
Production	1,735	1,619	3,354	1,634	3,192
Shipments	1,645	1,609	3,254	1,652	3,201
Plywood (MMsf 3/8” basis)
Production	192	177	368	183	362
Shipments	189	180	369	206	369
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales increased versus all comparative periods due primarily to higher OSB product pricing. Higher OSB shipment volumes were a contributing factor comparing to Q1-24 and YTD-23 as well.
The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $93 million compared to Q1-24, an increase of $177 million compared to Q2-23, and an increase of $309 million compared to YTD-23.
OSB shipment volumes increased compared to Q1-24 and YTD-23 due primarily to higher production, discussed further in the section below.
Plywood shipment volumes increased compared to Q1-24 due primarily to higher production, discussed further in the section below. Plywood shipments decreased marginally from Q2-23 but was comparable to YTD-23 due to stable production volumes and demand.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $8 million compared to Q1-24, a decrease of $2 million compared to Q2-23, and an increase of $4 million compared to YTD-23.
Costs and Production
OSB production volumes increased from Q1-24 due to improved productivity and the continued ramp-up of our Allendale, South Carolina mill. OSB production volumes increased from Q2-23 and YTD-23 due to these factors, offset in part by higher scheduled and unscheduled downtime at our other facilities.
Plywood production volumes increased from all comparative periods due to improved productivity and more consistent operating schedules.

Cost of products sold was comparable versus Q1-24 as higher shipment volumes and higher fibre costs were offset by lower OSB unit manufacturing costs resulting from higher production and lower energy costs.
Cost of products sold was comparable versus Q2-23 as the impact of lower shipment volumes were offset by a $19 million unfavourable impact relating to inventory valuation adjustments. Q2-23 benefited from a reversal of inventory valuation reserves whereas a similar adjustment did not occur in Q2-24. Inventory valuation reserves were recorded against our raw materials and OSB finished goods inventory at Q1-23 due to low product pricing at period-end. Substantially all of these inventory valuation reserves were released in Q2-23 as product pricing increased. There were minimal OSB inventory valuation reserves at Q2-24 and Q1-24.
Cost of products sold for YTD-24 was comparable versus YTD-23 as the impact of higher shipment volumes and higher labour, maintenance, and fibre costs were offset by lower resin and energy costs. The YTD-23 NA EWP segment results include $13 million incurred in connection with the preparation of the Allendale, South Carolina mill for startup.
Freight and other distribution costs generally trended with changes in shipment volumes, and amortization expense was generally comparable to the comparative periods.
Selling, general and administration costs decreased from Q1-24 but increased compared to YTD-23 due primarily to changes in the amount of corporate overhead costs allocated to the segment.
Operating earnings for the NA EWP Segment increased by $119 million compared to Q1-24, increased by $178 million compared to Q2-23, and increased by $333 million from YTD-23 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $120 million compared to Q1-24, increased by $182 million compared to Q2-23, and increased by $338 million from YTD-23. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q1-24 to Q2-24	Q2-23 to Q2-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$188	$126	$157
Price	93	177	309
Volume	8	(2)	4
Changes in costs	20	24	25
Impact of inventory write-downs	(2)	(19)	(2)
Other	1	2	2
Adjusted EBITDA - current period	$308	$308	$495

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Sales	$92	$155	$247	138	336
Cost of products sold	(66)	(117)	(183)	(177)	(328)
Freight and other distribution costs	(15)	(30)	(45)	(28)	(61)
Amortization	(4)	(3)	(6)	(8)	(17)
Selling, general and administration	(2)	(4)	(7)	(7)	(13)
Restructuring and impairment reversal (charges)	(5)	2	(3)	(122)	(123)
Operating earnings (loss)	$—	$3	$3	$(204)	$(207)

Adjusted EBITDA[1]	$9	$3	$12	$(74)	$(66)

NBSK (Mtonnes)
Production	74	44	118	23	57
Shipments	72	40	112	23	59
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
The Pulp & Paper segment at Q2-24 comprises our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.
The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.
Sales and Shipments
Sales decreased compared to comparative periods due primarily to the pulp mill disposals, offset in part by higher shipment volume from CPP due to our attaining sole control of CPP in Q1-24 and higher NBSK pulp pricing.
Costs and Production
The increase in NBSK production volume versus comparative periods relates to our attaining sole control of CPP in Q1-24 and the impact of the fibre-related curtailment taken in Q2-23. BCTMP and UKP production volumes decreased versus comparative periods due primarily to the pulp mill disposals.
Cost of products sold and freight and other distribution costs decreased versus comparative periods due primarily to the pulp mill disposals, offset in part by higher shipment volumes from CPP.
The increase in amortization expense versus Q1-24 relates to our attaining sole control of CPP in Q1-24. The decrease in amortization expense versus Q2-23 and YTD-23 relates to the write-down and transfer of property, plant and equipment associated with the disposed pulp mills to a disposal group held for sale. No further amortization expense was taken on the assets upon transfer to the disposal group held for sale.
Selling, general and administration costs decreased versus comparative periods due primarily to the impact of the pulp mill disposals.
We recorded an impairment loss of $5 million in Q2-24 and $3 million in YTD-24 upon remeasurement of estimated working capital adjustments on completion of the pulp mill disposals. In Q2-23 and YTD-23, we recorded impairment losses of $122 million in relation to the sale of the Hinton pulp mill.
Operating earnings for the Pulp & Paper Segment decreased by $3 million compared to Q1-24, increased by $205 million compared to Q2-23, and increased by $210 million from YTD-23 due to the reasons explained above.

Adjusted EBITDA for the Pulp & Paper Segment increased by $5 million compared to Q1-24, increased by $83 million compared to Q2-23, and increased by $78 million from YTD-23.
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Sales	$119	$108	$227	$136	$296
Cost of products sold	(94)	(92)	(186)	(99)	(221)
Freight and other distribution costs	(11)	(10)	(21)	(11)	(23)
Amortization	(12)	(12)	(24)	(12)	(24)
Selling, general and administration	(8)	(7)	(15)	(7)	(13)
Operating earnings (loss)	$(6)	$(14)	$(20)	$7	$15

Adjusted EBITDA[1]	$6	$(1)	$5	$19	$39

OSB (MMsf 3/8” basis)
Production	304	274	577	279	568
Shipments	299	277	576	258	551

GBP - USD exchange rate
Closing rate	1.26	1.26	1.26	1.27	1.27
Average rate	1.26	1.27	1.26	1.24	1.23
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales increased compared to Q1-24 due primarily to higher shipment volumes and OSB product pricing, offset in part by lower product pricing for MDF and particleboard. Sales decreased compared to Q2-23 due to lower product pricing, offset in part by an increase in OSB shipment volumes. Sales decreased compared to YTD-23 due primarily to lower product pricing and lower shipment volumes of MDF and particleboard.
The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $1 million compared to Q1-24, a decrease of $22 million compared to Q2-23, and a decrease of $49 million from YTD-23. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table.
OSB shipment volumes increased versus comparative periods due to improving demand. Shipment volumes of MDF and particleboard are highly correlated to home building activity and decreased significantly compared to YTD-23 due to weaker demand driven by higher interest rates over the past year.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $4 million compared to Q1-24, an increase of $4 million compared to Q2-23, and a decrease of $2 million compared to YTD-23.
Costs and Production
Production volumes increased compared to Q1-24 and Q2-23 due to lower production curtailments taken to manage inventory levels in the current period. Production volumes were broadly comparable compared to YTD-23.

Costs of products sold were comparable versus Q1-24 as higher shipment volumes were offset by lower energy costs. Costs of products sold decreased compared to Q2-23 and YTD-23 due primarily to the impacts of changes in shipment volumes and lower resin, fibre, and energy costs.
Freight and other distribution costs generally trended with changes in shipment volumes, and amortization expense was consistent with comparable periods.
Selling, general and administration costs increased year over year due primarily to changes in the amount of corporate overhead costs allocated to the segment.
Operating earnings for the Europe EWP Segment increased by $8 million compared to Q1-24, decreased by $13 million compared to Q2-23, and decreased by $35 million from YTD-23 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment increased by $8 million compared to Q1-24, decreased by $13 million compared to Q2-23, and decreased by $34 million from YTD-23.
The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table. The impact of sales of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q1-24 to Q2-24	Q2-23 to Q2-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$(1)	$19	$39
Price	1	(22)	(49)
Volume	4	4	(2)
Changes in costs	1	6	17
Other	1	(2)	(1)
Adjusted EBITDA - current period	$6	$6	$5

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q2-24 were $70 million (Q1-24 - $76 million; Q2-23 - $78 million). Selling, general and administration costs for YTD-24 were $146 million (YTD-23 - $154 million).
Selling, general and administration costs decreased versus comparative periods due primarily to the impact of the pulp mill disposals and other facility closures. Neither our 2023 or 2024 results include any provision for variable compensation expense.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a recovery of $4 million during Q2-24 (Q1-24 - expense of $4 million; Q2-23 - expense of $12 million) and a nominal expense during YTD-24 (YTD-23 - expense of $14 million). The recovery in the current quarter reflects a decrease in the price of our common shares traded on the TSX from March 29, 2024 to June 28, 2024. The nominal expense in the year-to-date period primarily reflects additional vesting of units granted offset by a decrease in the price of our common shares traded on the TSX.
Finance income (expense), net
Finance income (expense), net includes interest earned on short-term deposits and interest income recognized on our Canadian lumber export duty deposits.
We recorded finance income of $6 million in Q2-24 (Q1-24 - finance income of $9 million; Q2-23 - finance income of $9 million) and finance income of $15 million in YTD-24 (YTD-23 - finance income of $16 million).
Finance income decreased versus comparative periods due primarily to higher interest expense resulting from the amendment of our interest rate swaps in Q1-24 and fluctuations in interest income relating to export duties.
Other income
Other income of $1 million was recorded in Q2-24 (Q1-24 - other expense of $7 million; Q2-23 - other income of $10 million). Other expense of $5 million was recorded in YTD-24 (YTD-23 - other income of $24 million).
Other income in Q2-24 relates primarily to gains on our electricity swaps, driven by increases in forward electricity prices over the remaining term of the contracts. Other expense in YTD-24 relates primarily to losses on our electricity swaps, offset in part by foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities as the USD appreciated against the CAD.
Income tax
Q2-24 results include income tax expense of $34 million, compared to income tax expense of $15 million in Q1-24 and income tax recovery of $46 million in Q2-23, resulting in an effective tax rate of 25% in the current quarter compared to 31% in Q1-24 and 26% in Q2-23.

YTD-24 income tax expense is $50 million compared to income tax recovery of $67 million for YTD-23, resulting in effective tax rates of 26% and 28% respectively.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation loss of $2 million during Q2-24 (Q1-24 - translation loss of $9 million; Q2-23 - translation gain of $15 million) and a translation loss of $11 million during YTD-24 (YTD-23 - translation gain of $28 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter reflects a strengthening of the USD against the Canadian dollar. The translation loss in the year-to-date period primarily reflects a strengthening of the USD against the Canadian dollar, British pound sterling, and Euro.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $8 million during Q2-24 (Q1-24 - after-tax actuarial gain of $18 million; Q2-23 - after-tax actuarial loss of $15 million) and an after-tax actuarial gain of $26 million during YTD-24 (YTD-23 - after-tax actuarial loss of $8 million).
The actuarial gain in Q2-24 and YTD-24 relate primarily to the impact of an increase in the weighted average discount rate used to calculate our plan liabilities, offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.35 million units in June 2024, with permits issued of 1.45 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to interest rates and the direction of changes to mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Although central bankers across North America have indicated that rates may be higher for longer, the latest rate hiking cycle appears to be over with U.S. Federal funds futures recently indicating prospects for approximately two rate cuts in the second half of 2024. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we continue to experience slightly better demand for our OSB products in 2024 but relatively softer demand for MDF and particleboard panel products. We continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. While inflation appears to have stabilized, near-term risks, including relatively high interest rates, ongoing geopolitical developments and the lagged impact of prior inflationary pressures may adversely impact future demand for our panel products in the U.K. and Europe. Despite these risks, we are confident that we will be able to navigate through the current environment and capitalize on the long-term growth opportunities ahead.

With the dispositions of one UKP mill and two BCTMP mills earlier this year, we expect the financial impact of the Pulp & Paper segment to be less significant and to contribute much less variability to our consolidated results going forward.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 6 (“AR6”) in March 2024, with final rates expected in August 2025. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.
Given the weaker than expected demand for SYP in the first half of 2024, we now anticipate that total lumber shipments this year will be moderately lower than 2023 levels. The acquisition of Spray Lake lumber mill and reliability and capital improvement gains across our lumber mill portfolio are now expected to be more than offset by capacity reductions from recently announced permanent closures and indefinite curtailments as well as shift reductions across select lumber mills. As such, while we are reiterating 2024 SPF shipments guidance of 2.6 to 2.8 billion board feet, we are reducing SYP shipments guidance to 2.5 to 2.7 billion board feet from our previous guidance of 2.7 to 2.9 billion board feet. On July 1, 2024, stumpage rates decreased in B.C. from already modest levels due to the market-based adjustments related to lumber prices, although inflationary pressures on development, logging and delivery costs continue to provide some upward bias to total fibre costs. Given the current commodity price environment, B.C. stumpage rates are expected to track slightly lower through Q3-24. In Alberta, Q3-24 stumpage rates are expected to be lower than Q2-24 levels as they too are closely linked to the price of lumber but with a quicker response to changing lumber prices. Recent sawmill capacity curtailments across the U.S. South have created opportunities for lower log costs with the pace of cost reductions varying by region. We now expect average 2024 log costs across the U.S. South to be modestly below those of 2023, though region-specific log costs are likely to vary depending on the unique conditions in each procurement zone.
In our NA EWP segment, we continue to expect 2024 OSB shipments to be consistent with 2023 levels and reiterate shipments guidance of 6.3 to 6.6 billion square feet (3/8-inch basis) this year. Start-up of the Allendale mill continues to progress and we anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to be relatively stable through 2024. However, recent sawmill curtailments across the industry are creating chip shortages for pulp producers, which is increasing demand tension for pulp logs, the primary fibre source for OSB production.
In our Europe EWP segment, we continue to expect soft near-term demand for our panel products, with 2024 shipments of MDF, particleboard and OSB expected to be similar or slightly better than 2023 levels. For OSB, we reiterate shipments guidance in the range of 0.9 to 1.1 billion square feet (3/8-inch basis). Input costs for the Europe EWP business, including energy and resin costs, are expected to stabilize in 2024 but remain elevated.
We anticipate the Cariboo Pulp & Paper mill being down for two weeks in the fourth quarter for major maintenance.
On balance, we experienced relatively stable costs for inputs across our supply chain in Q2-24, including resins and chemicals, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.

We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We continue to anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2024. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will invest approximately $450 million to $550 million in 20241. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2024 include approximately $80 million for the modernization of the Henderson, Texas lumber manufacturing facility, which we expect will be ready for ramp-up starting in the first half of 2025, at which time we will retire the existing Henderson sawmill. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental production from the mill until 2026.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2023 NCIB that expired February 26, 2024 we purchased 1,907,510 Common shares of the Company.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation effective from March 1, 2024 until the expiry of the bid on February 28, 2025. As of July 23, 2024, 1,306,950 Common shares have been repurchased for cancellation, leaving 2,664,430 available to purchase at our discretion until the expiry of the 2024 NCIB.
As of July 23, 2024, we have repurchased for cancellation 42,956,254 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 79% of the shares issued in respect of the Norbord Acquisition.
During Q2-24, we increased our quarterly dividend to $0.32 per share from $0.30 per share. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2024 is $102 million based on the number of Common and Class B Common shares outstanding on June 28, 2024.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	June 28,	December 31,
	2024	2023
Available liquidity
Cash and cash equivalents	$1,004	$900
Operating lines available (excluding newsprint operation)[1]	1,044	1,054
Available liquidity	$2,048	$1,954

Total debt to total capital[2]	7%	7%
Net debt to total capital[2]	(7%)	(5%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at June 28, 2024 was $2,048 million (December 31, 2023 - $1,954 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital was comparable to prior year and we remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities
As at June 28, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at June 28, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $130 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $39 million (December 31, 2023 - $43 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes. We expect to repay the notes with cash at their maturity in October 2024.
We have a $200 million term loan maturing July 2025. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on the $200 million term loan discussed above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
Debt Ratings
We are considered investment grade by three leading rating agencies. On March 26, 2024, Moody’s changed our outlook from stable to positive. The ratings in the table below are as at July 23, 2024.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Positive
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 78,092,397 Common shares and 2,281,478 Class B Common shares for a total of 80,373,875 Common shares issued and outstanding as at July 23, 2024. As of July 23, 2024, we held 25,228 Common shares as treasury shares for cancellation.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. Under this program, we repurchased 1,907,510 common shares for cancellation.
On February 27, 2024, we renewed our 2024 NCIB allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. For the three and six months ended June 28, 2024, we repurchased for cancellation 935,568 and 1,379,659 Common shares under our 2023 NCIB program and our 2024 NCIB program.
The following table shows our purchases under our NCIB programs in 2023 and 2024:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2023 to December 31, 2023	1,834,801	$70.24
NCIB:	January 1, 2024 to June 28, 2024	1,041,234	$78.90
Share Options
As at July 23, 2024, there were 921,816 share purchase options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended		Six Months Ended
($ millions - cash provided by (used for))	June 28,	June 30,	June 28,	June 30,
	2024	2023	2024	2023
Cash provided by operating activities
Earnings (loss)	$105	$(131)	$139	$(173)
Adjustments
Amortization	138	135	276	273
Restructuring and impairment charges	5	129	16	132
Finance income, net	(6)	(9)	(15)	(16)
Foreign exchange gain	—	(2)	(3)	(2)
Export duty	—	12	—	12
Retirement benefit expense	19	16	34	35
Net contributions to retirement benefit plans	(15)	(17)	(28)	(32)
Tax provision (recovery)	34	(46)	50	(67)
Income taxes paid	—	(10)	(3)	(15)
Unrealized loss (gain) on electricity swaps	(5)	(5)	6	(20)
Other	(19)	(11)	(4)	10
Changes in non-cash working capital
Receivables	3	65	(90)	(42)
Inventories	165	226	17	121
Prepaid expenses	(24)	(30)	(19)	(24)
Payables and accrued liabilities	(22)	(51)	(38)	(118)
	378	272	338	73
Cash used for financing activities
Repayment of lease obligations	(3)	(5)	(6)	(8)
Finance expense paid	(11)	(9)	(15)	(12)
Repurchase of Common shares for cancellation	(71)	—	(79)	—
Dividends paid	(24)	(25)	(49)	(50)
	(110)	(39)	(148)	(70)

Cash provided by (used for) investing activities
Proceeds from sale of pulp mills	119	—	124	—
Additions to capital assets	(102)	(106)	(224)	(205)
Interest received	11	11	22	20
	$28	$(95)	$(78)	(184)

Change in cash and cash equivalents	$296	$138	$112	$(181)

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were higher earnings and changes in working capital.
Earnings, after adjusting for non-cash items, were higher versus comparative periods due primarily to higher NA OSB product pricing and lower costs, offset in part by lower lumber product pricing.
Working capital decreased in Q2-24 due primarily to lower inventories, offset in part by higher prepaid expenses and lower payables and accrued liabilities. Decreases in inventory related primarily to consumption of log inventory. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions. Higher volumes of NA OSB finished goods inventory on hand was offset by lower volumes of lumber finished goods inventory.
Working capital increased in YTD-24 due to higher receivables, higher prepaid expenses, and lower payables and accrued liabilities. Receivables increased due primarily to higher pricing and shipment activity relating to NA OSB and EU EWP at the end of Q2-24. Prepaids increased due primarily to the timing of certain insurance renewals and property tax payments made. Payables and accrued liabilities decreased due primarily to lower stumpage and contractor accruals as logging was curtailed during the second quarter.
Financing Activities
Cash used in financing activities increased compared to Q2-23 due primarily to common share repurchases. We returned $71 million and $79 million during the three and six months ended June 28, 2024 to our shareholders through Common shares repurchased under our NCIB, whereas no repurchases took place during the three and six months ended June 30, 2023.
We returned a total of $24 million and $49 million during the three and six months ended June 28, 2024 to our shareholders through dividend payments, which is comparable to the same periods in 2023.
Investing Activities
We received $124 million of proceeds during the six months ended June 28, 2024 in relation to the sale of Hinton pulp mill on February 3, 2024 and the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024.
Capital expenditures of $102 million in Q2-24 (Q2-23 - $106 million) and $224 million in YTD-24 (YTD-23 - $205 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended		Six Months Ended
Capital Expenditures by Segment ($ millions)	June 28,	June 30,	June 28,	June 30,
	2024	2023	2024	2023
Lumber	$60	$48	$156	$96
North America EWP	35	27	53	66
Pulp & Paper	1	17	4	22
Europe EWP	6	9	11	14
Corporate	—	5	—	7
Total	$102	$106	$224	$205

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Limitations on Scope of Design of DC&P and ICFR
In accordance with the provisions of NI 52-109, our management has limited the scope of its design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Spray Lake Sawmills (1980) Ltd., which was acquired on November 17, 2023.

Spray Lake’s contribution to our consolidated financial statements for the six months ended June 28, 2024 was $44 million of sales, representing approximately 1.3% of consolidated sales. Additionally, assets attributed to Spray Lake’s assets were $136 million, representing approximately 1.5% of our total assets as at June 28, 2024.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
During the quarter ended June 28, 2024, we completed the migration of the billing and revenue accounting application used at our North American OSB operations to the application used by our other North American operations. Although the implementation has allowed for improved standardization within the accounting function, it did not materially affect our internal control over financial reporting. There has been no change in our internal control over financial reporting during the three months ended June 28, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q2-24	Q1-24	YTD-24	Q2-23	YTD-23
Earnings (loss)	$105	$35	$139	$(131)	$(173)
Finance income, net	(6)	(9)	(15)	(9)	(16)
Tax provision (recovery)	34	15	50	(46)	(67)
Amortization	138	138	276	135	273
Equity-based compensation	(4)	4	—	12	14
Restructuring and impairment charges	5	10	16	129	132
Other expense (income)	(1)	7	5	(10)	(24)
Adjusted EBITDA	$272	$200	$472	$80	$138
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by Segment ($ millions)

Q2-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(100)	$236	$—	$(6)	$2	$132
Amortization	49	71	4	12	3	138
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges (reversal)	(1)	1	5	—	—	5
Adjusted EBITDA by segment	$(51)	$308	$9	$6	$1	$272

Q1-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(52)	$117	$3	$(14)	$(7)	$48
Amortization	50	71	3	12	3	138
Equity-based compensation	—	—	—	—	4	4
Restructuring and impairment charges (reversal)	12	—	(2)	—	—	10
Adjusted EBITDA by segment	$10	$188	$3	$(1)	$—	$200

Q2-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(41)	$58	$(204)	$7	$(16)	$(196)
Amortization	44	68	8	12	3	135
Equity-based compensation	—	—	—	—	12	12
Restructuring and impairment charges	7	—	122	—	—	129
Adjusted EBITDA by segment	$10	$126	$(74)	$19	$(1)	$80

YTD-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(152)	$353	$3	$(20)	$(5)	$180
Amortization	99	141	6	24	6	276
Equity-based compensation	—	—	—	—	—	—
Restructuring and impairment charges	12	1	3	—	—	16
Adjusted EBITDA by segment	$(41)	$495	$12	$5	$1	$472

YTD-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(89)	$20	$(207)	$15	$(20)	$(281)
Amortization	91	137	17	24	5	273
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	9	—	123	—	—	132
Adjusted EBITDA by segment	$10	$157	$(66)	$39	$(1)	$138
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	June 28,	December 31,
	2024	2023
Cash and cash equivalents	$1,004	$900
Operating lines available (excluding newsprint operation)[1]	1,044	1,054
	2,048	1,954
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,048	$1,954
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	June 28,	December 31,
	2024	2023
Debt
Operating loans	$—	$—
Current and non-current lease obligation	35	39
Current and non-current debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	39	43
Total debt	574	582
Shareholders’ equity	7,244	7,223
Total capital	$7,818	$7,805
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	June 28,	December 31,
	2024	2023
Debt
Operating loans	$—	$—
Current and long-term lease obligation	35	39
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	39	43
Total debt	574	582
Cash and cash equivalents	(1,004)	(900)
Open letters of credit	(39)	(43)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(469)	(361)
Shareholders’ equity	7,244	7,223
Total capital	$6,774	$6,862
Net debt to capital	(7%)	(5%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPP	Cariboo Pulp & Paper
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
2024 NCIB	Normal course issuer bid - March 1, 2024 to February 28, 2025
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-24 or Q1-23	three months ended March 29, 2024 or March 31, 2023 and for balance sheet amounts as at March 29, 2024 or March 31, 2023
Q2-24 or Q2-23	three months ended June 28, 2024 or June 30, 2023 and for balance sheet amounts as at June 28, 2024 or June 30, 2023
Q3-24 or Q3-23	three months ended September 27, 2024 or September 29, 2023 and for balance sheet amounts as at September 27, 2024 or September 29, 2023

Q4-24 or Q4-23	three months ended December 31, 2024 or 2023 and for balance sheet amounts as at December 31, 2024 or 2023
SEDAR+	System for Electronic Document Analysis and Retrieval +
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
Spray Lake lumber mill	Spray Lake Sawmills (1980) Ltd.
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, to maintain robust product and geographic diversity, to maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, renewable building materials and ability to sequester carbon to fight against climate change, achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations, pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets
impact of new home construction activity, interest rates and inflationary price pressures, mortgage rates, housing supply and demand and affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, capacity contraction in lumber supply fundamentals, expectations regarding near, medium and longer-term core demand, import trends and inflation; impact of new or reduced lumber and OSB production capacity on market supply and pricing

Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR5, AR6 and AR7 duty rates

Business Outlook – Markets
market conditions, housing affordability, demand for our products over the near, medium and longer term, growing market penetration of mass timber, impacts of interest rates and mortgage rates, rates for U.S. housing starts, inflationary pressures, ability to capitalize on long-term growth opportunities; and expectations as to stabilization and moderation of interest rates, impact of broader economy and employment slowing and potential for demand decline in near term, ongoing geopolitical conflict, financial impact of our Pulp & Paper segment and contribution and variability to our consolidated results

Business Outlook – Softwood lumber dispute	the timing and finalization of the AR5, AR6 and AR7 duty rates and their impact on our financial position
Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, including a reduction in our SYP shipment guidance, projected OSB shipments, operating costs, fibre costs, expectation of lower trends in B.C. and Alberta stumpage rates, U.S. South log costs and trends to be modestly below 2023 on average, with region-specific log costs varying, the stability of costs from inputs continuing in the near term, with labour availability and capital equipment lead times remaining challenging, expected stabilization of input costs for Europe EWP, including energy and resin costs, in 2024, but remain elevated, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the contribution to our overall OSB platform with modern Allendale OSB facility operating, and expectations as to moderation of input costs and improved availability across supply chain

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures, completion dates and ramp-up periods (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources
available liquidity, our policy on capital management, maintenance of investment grade debt rating, and our goal to maintain a balanced capital allocation strategy, our expectation to repay in cash at maturity our $300M senior unsecured notes

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of persistently weak market conditions on our ability to meet our current lumber shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,806 million), goodwill and intangibles ($2,278 million), both as at June 28, 2024, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate.

Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in the MD&A and the 2023 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2023 Annual MD&A and this interim MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.